CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770

April 13, 2006

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0304
Washington, D.C. 20549-0304

RE: LDG, Inc.
Form SB-2
SEC file no. 333-12266

Dear Mr. Reynolds:

In response to your letter of comments dated December 19, 2005, please be advised as follows:

General

1. Comment no. is noted.

2. The going concern continues to be retained, despite the fact that LDG generated a profit for the year ended December 31, 2005. Risk factor 2 has been deleted since LDG operated profitably for the year ended December 31, 2005. Disclosure has been provided that Ms. Conklin will advance funds on as needed basis.

3. The language you referred to has been deleted.

Management= s Discussion and Analysis or Plan of Operation

4. This section has been revised.

Securities and Exchange Commission
RE: LDG, Inc.
    Form SB-2
    No. 333-12266
April 13, 2006

Financial Statements

Notes to Financial Statements

5. No representation from instruction 2 to item 310(b) of regulation SB is necessary, since no interim financial statements are presented in this filing.

General

6. A current accountant's consent has been provided.

Recent Sales of Unregistered Securities

7. The disclosure has been provided.

8. A letter is attached as correspondence reflecting that Ms. Sambrick was not a minor.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtb